Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street

Minneapolis, MN 55402

612-332-5580

March 16, 2022

FILED AS EDGAR CORRESPONDENCE

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to comments on the following Post-Effective Amendments

Registrant	1940 Act File Number	1933 Act File Number	Form N-1A Registration Statement Post-Effective Amendment #
Sit U.S. Government Securities Fund, Inc.	811-04995	33-11549	61
Sit Mutual Funds II, Inc.	811-04033	002-91312	78
Sit Tax-Free Income Fund
Sit Minnesota Tax-Free Income Fund
Sit Quality Income Fund

Dear Ms. Brutlag:

On behalf of the above-referenced Sit Mutual Funds (each, a “Registrant” and collectively, the “Registrants”), this letter responds to the comments you provided via telephone on March 14, 2022, regarding the Registrant’s Post Effective Amendments listed above filed pursuant to Rule 485(a)(1) under the 1933 Act, to become effective on March 30, 2022.

Changes to the Registrants’ Registration Statements discussed herein will be reflected in the Post-Effective Amendments that will be filed on or before March 30, 2022.

Our response to each of your comments is provided below.

Comment 1. Prospectus – Cover Page.

You requested that the ticker symbol for Share Class Y of Sit Quality Income Fund be added to the cover page.

Response. The ticker symbol for Share Class Y of Sit Quality Income Fund is added to the cover page.

Comment 2. Prospectus – Principal Investment Strategies section of each Fund.
You suggested that an example be included in each Fund’s discussion of duration.

Response. We plan to add the following example to each Fund’s discussion of duration in its Principal Investment Strategies section at the next annual update amendment to the Registrants’ Registration Statements, which will be in July 2022. The following example is the same as that which is included in the Additional Information About the Funds section of the prospectus entitled “Duration” on page 30:

For example, if interest rates rise by 1%, the market value of a security with an effective duration of 3 years would decrease by 3%, with all other factors being constant.

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

March 16, 2022

Comment 3. Prospectus – Sit Quality Income Fund, Fees and Expenses of the Fund, Footnote 2.
Footnote 2 describes the Fund’s fee waiver. You noted that in order for the fee waiver to be included in the expense table, termination of the fee waiver must be subject to Board approval. You requested that disclosure be added stating that the waiver cannot be terminated without Board approval.

Response. Footnote 2 has been revised as follows:

(2) Sit Investment Associates, Inc. (the “Adviser”) has agreed to reduce the Class S management fee to 0.80% and the Class Y management fee to 0.55% effective April 1, 2022 through March 31, 2024. This waiver cannot be terminated without approval by the Fund’s Board of Directors. After March 31, 2024, the Adviser may elect to extend, modify or terminate the fee waive~~r. at that time~~.

Comment 4. Prospectus – Sit Quality Income Fund, Investment Adviser and Portfolio Managers.

The Fund’s portfolio managers have served since the Fund’s inception. You requested that the date of the Fund’s inception be added.

Response. We have added the Fund’s inception date and revised the disclosure as follows:

The primary portfolio managers of the Fund are:

Bryce A. Doty, Senior Vice President and Senior Portfolio Manager, has served as a portfolio manager of the Fund since its inception on December 31, 2012.

Mark H. Book, Vice President and Portfolio Manager, has served as a portfolio manager of the Fund since its inception on December 31, 2012.

Christopher M. Rasmussen, Vice President and Portfolio Manager, has served as a portfolio manager of the Fund since its inception on December 31, 2012.

Comment 5. Prospectus – Sit Tax-Free Income Fund, Principal Investment Risks.
In reference to the risk titled, “Sector Concentration Risk”, you asked that we confirm that the Sit Tax-Free Income Fund is diversified.

Response. Sit Tax-Free Income Fund is a diversified fund. Note that Sit Minnesota Tax-Free Income Fund is a single state fund and is nondiversified and a nondiverificaiton risk in included in the Sit Minnesota Tax-Free Income Fund’s principal investment risks.

Comment 6. Prospectus – Additional Information about the Funds, More on the Funds’ Risks.
You noted that there may be risks included in the Funds’ Additional Information About the Funds section under More on The Funds’ Risks that are not included in as principal investment risks in Funds’ Summary Information. You asked that we indicate such instances by noting which risks that are not included as principal investment risks.

Response. The LIBOR risk is the only risk included in the Additional Information about the Funds, More on the Funds’ Risks section that is not included as a principal investment risks in the Funds’ Summary Information. To address your comment, the following sentence was added to the end of the LIBOR Risk in the Additional Information about the Funds, More on the Funds’ Risks section on page 26:

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

March 16, 2022

This risk is not included as a principal investment risk in the section “Summary Information About the Funds.”

Comment 7. Statement of Additional Information – Additional Investment Restrictions, Sit Tax-Free Income Fund and Sit Minnesota Tax-Free Income Fund.
You noted that both Funds’ fundamental investment restrictions provide that housing-related securities are excluded from the 25% single industry limitation. You asked that we confirm that the limitation is consistent with the Funds’ concentration policies. The Funds’ concentration policies are disclosed in the Additional Investment Policies & Risks section, and provide:

Concentration Policy. As a fundamental policy, neither Minnesota Tax-Free Income Fund nor the Tax-Free Income Fund will invest more than 25% of its assets in revenue bonds payable only from revenues derived from facilities or projects within a single industry; however, because other appropriate available investments may be in limited supply, the industry limitation does not apply to housing authority obligations or securities issued by governments or political subdivisions of governments. Appropriate available investments may be in limited supply from time to time in the opinion of the Adviser due to the Funds’ investment policy of investing primarily in “investment grade” securities. The Tax-Free Income Fund does not intend to invest more than 25% of its net assets in securities of governmental units or issuers located in the same state, territory, or possession of the U.S.

I trust that this response has fully and satisfactorily addressed each of your comments. If you have any questions, please call me at 612-359-2536.

Sincerely,

/s/ Paul E. Rasmussen

Paul E. Rasmussen

Vice President & Treasurer